                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)



           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                      Aberdeen Australia Equity Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    318652104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Moritz Sell
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
                                +44.20.7572.6200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 21, 2003
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]



                               Page 1 of 5 Pages

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

----------------------------------------                                        --------------------------------------
         CUSIP No.: 465395101                             13D                             Page 2 of 5 Pages
----------------------------------------                                        --------------------------------------


----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                  Bankgesellschaft Berlin AG
----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP                                                  (a) [  ]
                                                                                                            (b) [  ]
----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                                                                          WC
----------------------------------------------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                      [  ]
         TO ITEM 2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Federal Republic of Germany
----------------------------------------------------------------------------------------------------------------------
        NUMBER OF                SOLE VOTING POWER                                                         5,374,949
         SHARES
----------------------------------------------------------------------------------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER
          OWNED
----------------------------------------------------------------------------------------------------------------------
         BY EACH                 SOLE DISPOSITIVE POWER                                                    5,374,949
        REPORTING
----------------------------------------------------------------------------------------------------------------------
         PERSON                  SHARED DISPOSITIVE POWER
          WITH
----------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      5,374,949

----------------------------------------------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                      [  ]
----------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                    31.4%

----------------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                                                                BK
----------------------------------------------------------------------------------------------------------------------













                               Page 2 of 5 Pages

         This Amendment No. 3 amends and supplements Items 4 and 7 of the Statement on Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Aberdeen Australia Equity Fund, Inc. (the "Fund"). Annex A sets forth the name, address and principal occupation of each director and executive officer of the Bank and the name, address, jurisdiction of incorporation and principal business of each shareholder of the Bank who may be deemed to be in control of the Bank. All of the individuals listed on Annex A are citizens of the Federal Republic of Germany, except Zoe Shaw, who is a citizen of Great Britain. Items not included in this amendment are not amended and remain as previously reported.

ITEM 4.           PURPOSE OF TRANSACTION

         In Amendment 2 to the Bank's Statement on Schedule 13D with respect to the Fund, the Bank reported that it had notified the Fund that the Bank proposed to nominate four nominees of the Bank for election to the Fund's board of directors at the Annual Meeting of the Fund in 2003 and, in connection therewith, had delivered to the Fund written notice of such nominations and of proposals, to be submitted for a vote at that annual meeting, to terminate the investment management and advisory agreements of the Fund and to urge the board of directors of the Fund to change the name of the Fund to omit the name "Aberdeen."

         On February 19, 2003, the Fund issued a press release stating its intention to make an in-kind tender offer for 40% of its outstanding shares of Common Stock at a price equal to 90% of the net asset value of such shares.

         In a letter dated February 21, 2003, from the Bank to the Fund, the Bank applauded the decision by the Fund's board of directors to engage in such tender offer and stated that, in light that decision, the Bank had decided to withdraw its director nominations and other proposals to be submitted to the Fund's 2003 annual meeting of stockholders. A copy of the Bank's letter to the Fund is attached hereto as Exhibit A. The Bank believes that the in-kind tender offer is in the best interests of the Fund's stockholders and intends to participate in it. For the Bank's participation to be permissible, the Bank must receive exemptive relief from the Securities and Exchange Commission, pursuant to subsection 17(b) of the Investment Company Act of 1940, from certain prohibitions set forth in subsection 17(a) of the Investment Company Act. The Bank intends to initiate the process of obtaining such relief promptly.

         The Bank also anticipates that it will support the Fund's director nominees and the other actions for the which the Fund seeks approval at the 2003 annual meeting, which include authorization of the issuance of preferred stock and debt within limits established by the Investment Company Act and related amendments to the Fund's management and investment advisory agreements.






                               Page 3 of 5 Pages

         Except as set forth herein and in the Schedule 13D and amendments thereto previously filed by the Bank, the Bank has not formulated any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4.



ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A.    Letter from the Bank to the Fund





















                               Page 4 of 5 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: February 21, 2003


                                          BANKGESELLSCHAFT BERLIN AG


                                          By:         /s/ Dirk Kipp
                                              --------------------------------
                                              Name:  Dirk Kipp
                                              Title: Managing Director


                                          By:         /s/ Moritz Sell
                                              --------------------------------
                                              Name:  Moritz Sell
                                              Title: Director




















                               Page 5 of 5 Pages

                                                                         ANNEX A

                                                                         ANNEX A
                                                                         -------

Unless otherwise indicated, the business address for all individuals listed in this Annex A is Bankgesellschaft Berlin AG, Alexanderplatz 2, 10178 Berlin, Federal Republic of Germany.


                         Members of the Managing Board

NAME AND ADDRESS                                        PRINCIPAL OCCUPATION
Hans-Joerg Vetter                                       Chairman of the Managing Board of Bankgesellschaft Berlin AG

Serge Demoliere                                         Member of the Managing Board of Bankgesellschaft  Berlin AG

Dr. Johannes Evers                                      Member of the Managing Board of Bankgesellschaft Berlin AG

Norbert Pawlowski                                       Member of the Managing Board of Bankgesellschaft Berlin AG

Hubert Piel                                             Member of the Managing Board of Bankgesellschaft Berlin AG

Dr. Thomas Veit                                         Member of the Managing Board of Bankgesellschaft Berlin AG



                  Executive Officers

NAME AND ADDRESS                                        PRINCIPAL OCCUPATION
Dariush Ghassemi-Moghadam                               Managing Director of Bankgesellschaft Berlin AG
Konzernentwicklung/Zentralsekretariat/
Unternehmenskommunikation


Klaus Spicker                                           Managing Director of Bankgesellschaft Berlin AG
Recht


Jochen W. Sawahn                                        Managing Director of Bankgesellschaft Berlin AG
Personal


Ralf Wehner
(provisional by March 31, 2003)
Dr. Uwe-Jens Siegert (from April 1, 2003)               Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Revision
Hardenbergstrasse 32
D-10623 Berlin


Martin Mueller                                          Managing Director of Bankgesellschaft Berlin AG
Treasury


Dirk Kipp                                               Managing Director of Bankgesellschaft Berlin AG
Eigenhandel


Uwe Papesch                                             Managing Director of Bankgesellschaft Berlin AG
Equities


Bartho Schroeder                                        Managing Director of Bankgesellschaft Berlin AG
Business Management


Ludwig Reinhardt                                        Managing Director of Bankgesellschaft Berlin AG
Zins-/Kreditprodukte


Zoe Shaw                                                Managing Director of Bankgesellschaft Berlin AG and General
Bankgesellschaft Berlin AG                              Manager of Bankgesellschaft Berlin AG
Debt Finance                                            London Branch
London Branch
1 Crown Court
Cheapside
GB-London EC2V 6JP






Frank-Michael Boenke                                    General Manager of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG                              London Branch
London Branch
1 Crown Court
Cheapside
GB-London EC2V 6JP


Gerhard Roller                                          Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Internationales Geschaft
Hardenbergstra(beta)e 20
D-10623 Berlin


Dr. Christian Engell                                    Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Firmenkunden
Prinzregentenstrasse 25
D-10715 Berlin


Beate Brummel                                           Managing Director of Bankgesellschaft Berlin AG
Kreditbereich Kapitalmarktgeschaft


Ronald Berentin                                         Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Kredit Firmenkunden und Privatkunden
Hardenbergstrasse 21
D-10623 Berlin





















Dr. Georg Reutter                                       Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Kredit Immobilien BG
Corneliusstr, 7
D-10787 Berlin


Axel Lange                                              Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Kreditbereich IBAG/IBG
Corneliusstr, 7
D-10787 Berlin


Helmut Ramthun                                          Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Compliance
Brunnenstrasse 111
D-13355 Berlin


Dr. Karl-Friedrich Hirschhaeuser                        Managing Director of Bankgesellschaft Berlin AG
Risikocontrolling


Willi Boehmer                                           Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Konzern-Finanzen
Brunnenstrasse 111
D-13355 Berlin


Dr. Christian Burmester                                 Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Kreditsekretariat
Brunnenstrasse 111
D-13355 Berlin


Siegfried Schoelper                                     Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Controlling
Brunnenstrasse 111
D-13355 Berlin















Stefan Traegler                                         Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Konzern-Organisation
Brunnenstrasse 111
13355 Berlin


Michael Wenzel                                          Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Risikobetreuung
Firmenkunden u. Privatkunden
Hardenbergstrasse 32
D-10623 Berlin


Hans-Werner Wilms                                       General Manager of Bankgesellschaft Berlin Invest GmbH
Bankgesellschaft Berlin Investment GmbH
Kurfurstendamm 201
10719 Berlin


Guenter Laubner                                         General Manager of Bankgesellschaft Berlin Invest GmbH
Bankgesellschaft Berlin Investment GmbH
Kurfurstendamm 201
10719 Berlin

               SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE BANK
               --------------------------------------------------

                  The following shareholders of the Bank may be deemed to control the Bank:


The City of Berlin

Norddeutsche Landesbank Girozentrale NORD/LB, a bank formed under the laws of Germany, whose principal address is Georgplatz 1, D-30159, Hannover, Germany.